December 17, 2003



Foresight Funds, Inc.
24695 Deer Ridge Ln.
Athens, AL 35613

Gentleman/Ladies:

We are writing concerning the 45,000 shares of common stock of the Foresight Value Fund, a series of Foresight Funds, Inc., that we have purchased as joint tenants in common at a price of $10.00 per share. This is to advise you that the shares we have purchased were purchased for investment only, with no present intention of selling such shares, and we do not now have any intention of selling such shares.


                                         Very truly yours,



                                         /s/  Hilda M. Bissell
                                         -----------------------------------



                                         /s/  Michael M. Bissell
                                         -----------------------------------

                                         Hilda M. Bissell and Michael M. Bissell
                                         Joint Tenants in Common